FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549	OMB Number:	3235-0287
Expires:	January 31, 2005
Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	Estimated average burden hours per response............ 0.5
See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person (s) to Issuer
(Check all applicable)
WILLIAMS TRYON M	BINGO.COM, INC. "BIGR"	X	Director	X	10% Owner
(Last)	(First)	(Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year	X	Officer (give title below)	Other (specify below)
203 SHAKESPEARE TOWER, THE BARBICAN	APRIL, 2003	PRESIDENT AND CHIEF EXECUTIVE OFFICER
(Street)	5. If Amendment, Date of Original	7. Individual or Joint/Group Reporting (Check Applicable Line)
(Mth/Dy/Yr)	X	Form Filed by One Reporting Person
LONDON UK EC2 Y8DR	Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
(M/D/Y)	Code	V	Amount	(A) or (D)	Price
Common stock $0.001 par value	04/25/2003	P	300,000	A	$0.027	1,239,858	D
Common stock $0.001 par value	240,000	I	Note 1

Note 1 - Non - Derivative Securities are held by Bingo, Inc. Reporting person is a potential beneficiary of several discretionary trusts that hold approximately 80% of Bingo, Inc.	(Over)
Reminder: Report on a separate line for each class of Securities beneficially owned directly or indirectly.	SEC 1474 (9-02)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ day/ year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercis- able	Expiration Date	Title	Amount or Number of Shares
EMPLOYEE STOCK OPTION (RIGHT TO BUY)								09/21/01	09/21/06	Common Stock,	150,000	$0.30	150,000	D
STOCK WARRANT								07/02/02	07/02/05	Common Stock,		$0.25	4,000,000	I	Note 1
12% CONVERTIBLE DEBENTURE "A"								05/21/02	04/16/06	Common Stock,		$0.125	8,000,000	I	Note 2
12% CONVERTIBLE DEBENTURE "B"								07/02/02	07/02/06	Common Stock,		$0.15	8,266,667	I	Note 2
Explanation of Responses:

Note 1 - Non - Derivative Securities are held by Bingo, Inc. Reporting person is a potential beneficiary of several discretionary trusts that hold approximately 80% of Bingo, Inc . Bingo, Inc. holds stock warrants entitling it to purchase a maximum of 5,000,000 common shares of Bingo.com, Inc.

Note 2 - Non - Derivative Securities are held by Bingo, Inc. Reporting person is a potential beneficiary of several discretionary trusts that hold approximately 80% of Bingo, Inc . Bingo, Inc. holds $1,300,000 12% convertible debentures which maybe converted into 10,333,333 common shares of Bingo.com, Inc.

													December 31, 2002

**            Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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									**Signature of Reporting Person				Date